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Exhibit 12.1

Ratio of Earnings to Fixed Charges

	October 31, 2010	October 31, 2009	October 31, 2008	October 31, 2007	October 31, 2006
Earnings:
Add:
Income from continuing operations before taxes and equity income	$692	$7	$815	$670	$627
Fixed Charges	126	120	153	115	106

Total	$818	$127	$968	$785	$733
Fixed Charges:
Interest expense	94	87	106	86	65
Estimate of interest within rental expense	30	32	30	24	37
Amortization of capitalized expenses related to indebtedness	2	1	17	5	4

Total	126	120	153	115	106
Ratio of earnings to fixed charges	6.49	1.06	6.33	6.83	6.92

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  Exhibit 12.1
Ratio of Earnings to Fixed Charges